Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Aurora Cannabis Inc. (“Aurora” or the “Company”)

500 - 10355 Jasper Avenue

Edmonton, Alberta T5J 1Y6

Item 2. Date of Material Change

September 9, 2019

Item 3. News Release

A news release announcing the material change referred to in this report was disseminated by Aurora on September 9, 2019 and filed on SEDAR under Aurora’s profile on the same date.

Item 4. Summary of Material Change

The Company closed its previously announced amended and upsized credit facilities with a syndicate of lenders led by the Bank of Montreal. The facilities consist of an additional C$160 million in term loans, as well as an accordion feature that enables Aurora to upsize the facility by approximately C$40 million, in addition to the original C$200 million in credit facilities all of which mature in 2021. The credit facilities will have a first ranking general security interest in the assets of Aurora and can be repaid without penalty at Aurora’s discretion.

Item 5. Full Description of Material Change

5.1	Full Description of Material Change

See the attached news release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

None.

Item 8. Executive Officers

The following senior officer of the Company is knowledgeable about the material change and this Material Change Report and may be contacted:

Glen Ibbott, CFO
Telephone: 1-855-279-4652

Item 9. Date of Report

September 19, 2019

September 9, 2019	NYSE | TSX : ACB

Aurora Cannabis Closes Expanded C$360 Million (US$280 Million) Credit Facility

Edmonton, AB - September 9, 2019 - Aurora Cannabis Inc. (“Aurora or the “Company”) (NYSE | TSX: ACB), the Canadian company defining the future of cannabis worldwide, is pleased to announce that it has closed its previously announced amended and upsized credit facilities with a syndicate of lenders led by the Bank of Montreal ("BMO"). The facilities consist of an additional C$160 million in term loans, as well as an accordion feature that enables Aurora to upsize the facility by approximately C$40 million, in addition to the original C$200 million in credit facilities all of which mature in 2021. The credit facilities will have a first ranking general security interest in the assets of Aurora and can be repaid without penalty at Aurora’s discretion.

"We are very pleased to now have three of the five largest Schedule 1 Canadian banks in our syndicate, along with increased participation from other key syndicate partners," said Terry Booth, CEO of Aurora. "Our continued operational execution, world-class facilities, and strong corporate governance gives our financing partners the confidence to step in as an important part of the Aurora story."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg per annum and sales and operations in 25 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high- quality consistent product. Designed to be replicable and scalable globally, our production facilities are designed to produce cannabis at significant scale, with high quality, industry-leading yields, and low-per gram production costs. Each of Aurora's facilities is built to meet European Union Good Manufacturing Practices (“EU GMP”) standards. Certification has been granted to Aurora’s first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland. All Aurora facilities are designed and built to the EU GMP standard.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies - MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, Chemi Pharmaceutical, and Hempco - Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including:

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Radient Technologies Inc. (TSXV: RTI), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI), EnWave Corporation (TSXV: ENW), Capcium Inc. (private), Evio Beauty Group (private), and Wagner Dimas (private).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and is a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Terry Booth, CEO Aurora Cannabis Inc.

Further information

For Media:	For Investors:
Heather MacGregor	Rob Kelly
+1.416.509.5416	+1.647.331.7228
heather.macgregor@auroramj.com	rob.kelly@auroramj.com

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX, NYSE nor their applicable Regulation Services Providers (as that term is defined in the policies of the Toronto Stock Exchange and New York Stock Exchange) accept responsibility for the adequacy or accuracy of this release.

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